

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 11, 2016

Steven P. Rasche
Executive Vice President and Chief Financial Officer
Spire Inc.
formerly The Laclede Group, Inc.
700 Market Street
St. Louis, MO 63101

      Re: The Laclede Group, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2015
              Filed November 24, 2015
              File No. 1-16681

Dear Mr. Rasche:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jennifer Thompson

                              Jennifer Thompson
                              Accounting Branch Chief
                              Officer of Consumer Products